EXHIBIT 20

NEWS RELEASE

Contacts:	Media Inquiries: Liane Smyth 313-323-9628 lsmyth1@visteon.com Analyst Inquiries: Kent Niederhofer 313-390-1467 kniederh@visteon.com	Visteon Corporation Public Affairs 5500 Auto Club Drive Ste. 2W338 Dearborn MI 48126 Facsimile 313-845-9111

FOR RELEASE AT 7A.M. EDT

VISTEON CORPORATION REPORTS SECOND QUARTER EARNINGS OF $162 MILLION

DEARBORN, Mich., July 18, 2000 — Visteon Corporation (NYSE: VC), the world’s second largest automotive supplier, announced today that it earned $162 million during the second quarter of 2000, compared with record second quarter earnings of $280 million a year ago. The reduction in earnings was accounted for by a one-time price realignment of 5 percent that resulted from a joint Ford-Visteon competitive pricing study.

Adjusting 1999 for the effects of the price realignment and other independence-related costs, Second Quarter 2000 earnings would have been down $8 million versus 1999 on a pro forma basis. This year’s results included a one-time charge of $8 million connected with employee separation programs.

Second quarter revenue was $5.3 billion in 2000, up 5 percent compared with 1999, and the after-tax return on sales was 3.2 percent.

Combined with strong First Quarter 2000 results, net income for the first half 2000 totaled $309 million. Revenue for the first six months was $10.5 billion and after-tax return on sales was 3.0 percent.

“We are encouraged by these results — our second quarter builds on a strong first quarter, adding up to more than $500 million in profit before taxes,” said Visteon Corporation Chairman, CEO and President Peter J. Pestillo. “Our operating improvements in the second quarter show that we are positioned well to meet our objectives for the year and deliver good shareholder value.”

In addition to Visteon’s independence, there have been several highlights during the second quarter 2000:

1.

NEWS RELEASE

•	Visteon signed a letter of intent with Pilkington plc, one of the world’s leading glass manufacturers to form a new glass company. Pilkington will assume management responsibility and provide technology leadership for the new company. Visteon is working with Pilkington to finalize the transaction, with completion targeted by the end of the year.

•	Visteon continues to deliver on its commitment to secure new business in 2000. Through the first half of 2000, Visteon has booked $1.6 billion in new business. More than 33 percent of the new business contracts won in the first half of 2000 were with non-Ford customers and 28 percent were with customers outside of North America. Of that new business, more than $500 million is in multimedia and telematics, an area that offers Visteon significant opportunities for future growth.

•	Visteon has formed an affiliation with Samsung Electronics, Co., Ltd., to develop fully integrated high-quality telematics products. The association between the two companies will allow Visteon to incorporate Samsung’s CDMA Voice and Data Module into a variety of Visteon telematics products for the 2002 automotive model year and beyond.

•	Visteon has joined forces with Sirius Satellite Radio to develop innovative products that would combine Visteon’s multimedia expertise with Sirius’ 100- channel audio entertainment service.

•	Visteon will work with PSA Peugeot-Citroen to develop a next generation climate control system. The two-year program will enable the two companies to develop a system aimed at improving passenger comfort and optimizing in-vehicle global thermal systems management.

•	Visteon has announced a $62 million investment in its Alba Plant in Hungary to provide state-of-the-art technology for the production of compressors, which will be supplied to the corporation’s growing European customer base.

•	Visteon was recognized recently by industry leaders for its excellence in design and technology at the Fifth Annual Design and Technology awards, sponsored by Auto Interiors magazine. In all, Visteon received five awards for such technologies as ICES, Superintegration(TM), RPID(TM), Visteon Voice Technology(TM), and Visteon Laminate Insert Molding (VLIM(TM)).

2.

NEWS RELEASE

Visteon Corporation is a leading full-service supplier that delivers consumer-driven technology solutions to automotive manufacturers worldwide and through multiple channels within the global automotive aftermarket. Visteon has a global delivery system of more than 130 technical, manufacturing, sales, and service facilities located in 23 countries. It has 81,000 employees working in three business segments: Dynamics and Energy Conversion; Comfort, Communication and Safety; and Glass.

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Visteon news releases, photographs and product specification details are available at www.visteon.com

3.

Visteon Corporation and Subsidiaries
CONSOLIDATED STATEMENT OF INCOME

For the Periods Ended June 30, 2000 and 1999
(in millions, except per share amounts)

	Second Quarter		First Half

	2000	1999	2000	1999

	(unaudited)		(unaudited)

Sales

Ford and affiliates	$4,571	$4,614	$9,047	$8,969

Other customers	738	449	1,487	866

Total sales	5,309	5,063	10,534	9,835

Costs and expenses (Note 2)

Costs of sales	4,849	4,430	9,644	8,771

Selling, administrative and other expenses	192	172	369	305

Total costs and expenses	5,041	4,602	10,013	9,076

Operating income	268	461	521	759

Interest income	18	2	52	24

Interest expense	30	26	87	49

Net interest expense	(12)	(24)	(35)	(25)

Equity in net income of affiliated companies	10	12	17	28

Income before income taxes	266	449	503	762

Provision for income taxes	96	164	182	276

Income before minority interests	170	285	321	486

Minority interests in net income of subsidiaries	8	5	12	1

Net income	$162	$280	$309	$485

Average number of shares of Common Stock outstanding (Note 5)	130	130	130	130

Earnings per share (Note 5)

Basic and diluted	$1.25	$2.15	$2.38	$3.73

      The accompanying notes are part of the financial statements.

Visteon Corporation and Subsidiaries
CONSOLIDATED BALANCE SHEET
(in millions)

	June 30,	December 31,
	2000	1999

	(unaudited)
ASSETS

Cash and cash equivalents	$965	$1,849

Accounts and notes receivable — Ford and affiliates	2,367	1,578

Accounts receivable — other customers	1,002	613

Total receivables	3,369	2,191

Inventories (Note 6)	781	751

Deferred income taxes	72	110

Prepaid expenses and other current assets	41	295

Total current assets	5,228	5,196

Equity in net assets of affiliated companies	216	205

Net property	5,796	5,789

Deferred income taxes	—	362

Other assets	455	897

Total assets	$11,695	$12,449

LIABILITIES AND STOCKHOLDERS’ EQUITY

Trade payables	$2,270	$3,150

Accrued liabilities	1,221	1,211

Income taxes payable	43	153

Debt payable within one year	906	961

Total current liabilities	4,440	5,475

Long-term debt	1,174	1,358

Other liabilities	2,438	3,964

Deferred income taxes	29	153

Total liabilities	8,081	10,950

Stockholders’ Equity

Capital stock

Preferred Stock, par value $1.00, 50 million shares authorized, none outstanding	—	—

Common Stock, par value $1.00, 500 million shares authorized, 131 million shares issued and outstanding	131	—

Capital in excess of par value of stock	3,309	—

Prior owner’s net investment	—	1,566

Accumulated other comprehensive income	(125)	(67)

Other	(10)	—

Earnings retained for use in business	309	—

Total stockholders’ equity	3,614	1,499

Total liabilities and stockholders’ equity	$11,695	$12,449

      The accompanying notes are part of the financial statements.

Visteon Corporation and Subsidiaries
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the Periods Ended June 30, 2000 and 1999
(in millions)

	First Half	First Half
	2000	1999

	(Unaudited)

Cash and cash equivalents at January 1	$1,849	$542

Cash flows provided by/(used in) operating activities	(1,619)	1,234

Cash flows from investing activities

Capital expenditures	(284)	(384)

Acquisitions and investments in joint ventures, net	(3)	(508)

Other	(10)	(35)

Net cash used in investing activities	(297)	(927)

Cash flows from financing activities

Cash distributions from/(to) prior owner	85	(232)

Commercial paper issuances, net	410	—

Payments of short-term debt, net	(509)	(18)

Proceeds from issuance of short-term debt	1,200	—

Proceeds from issuance of other debt	14	1,054

Principal payments on other debt	(200)	(84)

Other	21	5

Net cash provided by financing activities	1,021	725

Effect of exchange rate changes on cash	11	(10)

Net increase/(decrease) in cash and cash equivalents	(884)	1,022

Cash and cash equivalents at June 30	$965	$1,564

      The accompanying notes are part of the financial statements.

Visteon Corporation and Subsidiaries
NOTES TO FINANCIAL STATEMENTS
(unaudited)

1.	Financial Statements — The financial data presented herein are unaudited, but in the opinion of management reflect those adjustments necessary for a fair presentation of such information. Results for interim periods should not be considered indicative of results for a full year. Reference should be made to the financial statements contained in the registrant’s prospectus dated June 13, 2000 as filed with the Securities and Exchange Commission on June 14, 2000. For purposes of Notes to Financial Statements, “Visteon” or the “Company” means Visteon Corporation and its majority owned subsidiaries unless the context requires otherwise.

Visteon is the world’s second largest supplier of automotive systems, modules and components to global vehicle manufacturers. Ford Motor Company (“Ford”) established Visteon as a wholly-owned subsidiary in January 2000, and subsequently contributed or otherwise transferred to Visteon the assets and liabilities comprising Ford’s automotive components and systems business. Visteon became an independent company when Ford distributed all of the shares (130 million) of Visteon common stock to the holders of record on June 12, 2000 of Ford common and Class B stock (the “spin-off”).

2.	Selected costs and expenses are summarized as follows (in millions):

	Second Quarter		First Half

	2000	1999	2000	1999

Depreciation	$155	$132	$299	$263

Amortization	21	19	43	37

Visteon recorded a pre-tax charge of approximately $13 million ($8 million after-tax) in the second quarter of 2000 for Visteon-designated employees that are part of special voluntary retirement and separation programs announced previously by Visteon.

3.	Debt — During the second quarter of 2000, Visteon established a commercial paper program under which, at June 30, 2000, about $410 million was outstanding with maturities ranging up to 35 days and a weighted average interest rate of 6.9%. In addition, Visteon entered into financing arrangements with third-party lenders to provide up to $2.0 billion of contractually committed, unsecured revolving credit. The revolving credit facilities are divided evenly between 364-day and 5-year commitments, maturing in June 2001 and June 2005, respectively. Borrowings under the revolving credit facilities bear interest based on a variable interest rate option selected at the time of borrowing. No amounts were outstanding under the revolving credit facilities at June 30, 2000.

In June 2000, Visteon borrowed $1.2 billion under a short-term, unsecured financing arrangement with a third-party lender. Obligations under this arrangement mature in December 2000. Interest is paid based on a variable interest rate option selected at the time of borrowing (approximately 7% at June 30, 2000). Based on management’s intent and capability to refinance this obligation through a long-term financing arrangement, $1.0 billion of this obligation has been classified as long-term debt on the accompanying June 30, 2000 balance sheet.

4.	Pension and Other Postretirement Benefits — Under the terms of Visteon’s separation from Ford, Ford has retained the pension, postretirement health care and postretirement retiree life insurance obligations for most Visteon-designated employees of Ford who retired prior to the spin-off. Ford also retained the related Voluntary Employees’ Beneficiary Association assets. The asset and liability transfers between Ford and Visteon postretirement benefit plans reduced Visteon’s net postretirement related liabilities by about $1.5 billion to about $2 billion at June 30, 2000. Demographic and actuarial assumptions were used in estimating liability transfers at separation.

Visteon Corporation and Subsidiaries
NOTES TO FINANCIAL STATEMENTS — Continued
(unaudited)

5.	Income Per Share of Common Stock — Basic income per share of Common Stock is calculated by dividing the income attributable to Common Stock by the average number of shares of Common Stock outstanding during the applicable period, adjusted for restricted stock. For purposes of the earnings per share calculations, 130 million shares of common stock are treated as outstanding for periods prior to our spin-off from Ford. The calculation of diluted income per share of Common Stock takes into account the effect of dilutive potential common stock, such as stock options and other stock-based awards.

                 Income per share of Common Stock was as follows (in millions, except per share amounts):

	Second Quarter 2000		Second Quarter 1999

	Income	Shares	Income	Shares

Net income	$162	130	$280	130

Basic income per share	$1.25		$2.15

Basic income and shares	$162	130	$280	130

Net dilutive effect of options	—	—	—	—

Diluted income and shares	$162	130	$280	130

Diluted income per share	$1.25		$2.15

	First Half 2000		First Half 1999

	Income	Shares	Income	Shares

Net income	$309	130	$485	130

Basic income per share	$2.38		$3.73

Basic income and shares	$309	130	$485	130

Net dilutive effect of options	—	—	—	—

Diluted income and shares	$309	130	$485	130

Diluted income per share	$2.38		$3.73

Visteon sponsors a stock-based incentive plan (“Long-Term Incentive Compensation Plan” or “LTIP”). Effective at the date of the spin-off, Visteon granted to employees about 800,000 shares of restricted stock and about 2 million stock options with an exercise price equal to the average of the highest and lowest prices at which Visteon common stock was traded on the New York Stock Exchange on that date. The restricted stock will vest on the fifth anniversary of the date of grant. Such stock is considered compensation for services to be provided by employees and the related expense will be recognized over the term of the services provided. Stock options will become exercisable 33% after one year from the date of grant, an additional 33% after two years and in full after three years, and expire after 10 years from the date of grant.

6.	Inventories are summarized as follows (in millions):

	June 30,	December 31,
	2000	1999

Raw materials, work in process and supplies	$687	$653

Finished products	94	98

Total inventories	$781	$751

U.S. inventories	$486	$434

Visteon Corporation and Subsidiaries
NOTES TO FINANCIAL STATEMENTS — Continued
(unaudited)

7.	Comprehensive Income — Other comprehensive income includes foreign currency translation adjustments. Total comprehensive income is summarized as follows (in millions):

	Second Quarter		First Half

	2000	1999	2000	1999

Net income	$162	$280	$309	$485

Other comprehensive income	(21)	(18)	(58)	(60)

Total comprehensive income	$141	$262	$251	$425

8.	Stockholders’ Equity — Changes in stockholders’ equity for the first half of 2000 are summarized as follows (in millions):

				Earnings
			Capital	Retained		Accumulated	Prior
	Common Stock		in	for Use		Other	Owner's
			Excess of	in		Comprehensive	Net
	Shares	Amount	Par Value	Business	Other	Income	Investment	Total

Balances at January 1, 2000						$(67)	$1,566	$1,499

Net transfers and settlements of balances with prior owner							1,864	1,864

Capitalization/ reclassification of prior owner’s net investment	130	$130	$3,300				(3,430)	—

Net income				$309				309

Issuance of restricted stock	1	1	9		$(10)			—

Foreign currency translation adjustments						(58)		(58)

Balances at June 30, 2000	131	$131	$3,309	$309	$(10)	$(125)	$—	$3,614

Net transfers and settlements of balances are primarily related to Ford converting $1,120 million of debt owed to it by Visteon under an intracompany revolving loan arrangement into an equity investment in Visteon, Ford retaining about $573 million of prepaid health care amounts related to active employees, and asset and liability transfers between Ford and Visteon postretirement benefit plans, net of related deferred taxes.

Visteon Corporation and Subsidiaries
NOTES TO FINANCIAL STATEMENTS — Continued
(unaudited)

9.	Segment Information — Visteon’s reportable operating segments are Dynamics & Energy Conversion; Comfort, Communication & Safety; and Glass. Financial information for the reportable operating segments is summarized as follows (in millions):

	Dynamics &	Comfort,
	Energy	Communication &		Total
	Conversion	Safety	Glass	Visteon

Second Quarter

2000

Sales	$2,455	$2,650	$204	$5,309

Income/(loss) before taxes	66	234	(25)	266

Net income/(loss)	42	141	(15)	162

Average assets	5,222	5,912	609	11,743

1999

Sales	$2,456	$2,405	$202	$5,063

Income before taxes	169	294	10	449

Net income	106	182	8	280

Average assets	4,868	5,113	629	10,610

	Dynamics &	Comfort,
	Energy	Communication &		Total
	Conversion	Safety	Glass	Visteon

First Half

2000

Sales	$4,880	$5,253	$401	$10,534

Income/(loss) before taxes	145	418	(31)	503

Net income/(loss)	92	255	(19)	309

Average assets	5,308	6,087	677	12,072

1999

Sales	$4,825	$4,608	$402	$9,835

Income before taxes	294	476	17	762

Net income	185	303	13	485

Average assets	4,808	4,826	662	10,296

Total income before taxes in the table above includes $9 million, $29 million, $24 million and $25 million of net interest expense not allocated to the reportable operating segments for the second quarter 2000, first half 2000, second quarter 1999 and first half 1999, respectively. Total net income in the table above includes $6 million, $19 million, $16 million and $16 million of expense related to net interest expense not allocated to the reportable operating segments for the second quarter 2000, first half 2000, second quarter 1999 and first half 1999, respectively.

10.	Other — On July 13, 2000, the Board of Directors of Visteon declared a quarterly dividend of $0.06 per share on the Company’s common stock. The dividend is payable on September 1, 2000 to shareholders of record as of August 2, 2000.

On June 2, 2000, Visteon and Ford signed a non-binding letter of intent with Pilkington plc, relating to Visteon’s Glass business. The parties have agreed to negotiate the terms of a joint venture, pursuant to which Pilkington would acquire about 81% of Visteon’s Glass business for cash consideration and would assume operational management of that business.

For the year ended December 31, 1999, the Glass segment represented 6% of Visteon’s average assets, 4% of Visteon’s total sales and less than one half of one percent of Visteon’s net income. Visteon’s Carlite(R) aftermarket operations would be included in the business to be transferred to the joint venture. In connection with the transaction, Ford would enter into a separate supply agreement with the joint venture, which would supersede Ford’s supply agreement with Visteon. If a definitive agreement is reached, we expect to complete this transaction during 2000. If completed, and dependent upon the terms ultimately agreed to, this transaction would likely result in Visteon incurring a significant charge to earnings. However, the letter of intent is non-binding, and we cannot assure you that a definitive agreement will be reached, or that it will not differ materially from the description above.